[redacted]

14049364

SEC Mail Processing Section

MAR 04 2014

Washington DC 124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66607

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 Broadway - Suite 2304
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines & Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue - Suite 901	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elad Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberon Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE A. SCHMIDT
Notary Public, State of New York
No. 02S[illegible]
Qualified in N[illegible] York County
Commission E[illegible] Feb. 2, 20[illegible]

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

OBERON SECURITIES, LLC

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Member of
Oberon Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Oberon Securities, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberon Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 24, 2014

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	126,799
Securities, at fair value		48,711
Accounts receivable, net of allowance for doubtful accounts of $147,063		211,152
Prepaid expenses and other current assets		33,814
Property and equipment, at cost, net of accumulated depreciation of $26,697		4,056
TOTAL ASSETS	$	424,532

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	65,962
COMMITMENTS		
Member's Equity		358,570
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	424,532

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Income from fees	$ 1,163,451
Unrealized gain on investments	21,133
Total Revenues	1,184,584
EXPENSES	
Commissions	3,217
Communications and information	124,409
Consulting	35,100
Employee compensation and benefits	573,592
Occupancy and equipment costs	265,763
Professional fees	74,839
Printing and reproduction	4,854
Regulatory fees and expenses	26,606
Bad debt expense	7,946
Travel and entertainment	55,098
Office expenses	45,864
Total Expenses	1,217,288
Net Loss	$ (32,704)

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Member's Equity - December 31, 2012	$ 588,774
Net loss	(32,704)
Member's contributions	-
Distributions to member	(197,500)
Member's Equity - December 31, 2013	$ 358,570

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance at December 31, 2012	$	-
Increases		-
Decreases		-
Balance at December 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (32,704)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	447
Change in Assets and Liabilities:	
Increase in accounts receivable, net	(82,145)
Increase in prepaid expenses and other current assets	(3,189)
Increase in accounts payable and accrued expenses	4,533
NET CASH USED IN OPERATING ACTIVITIES	(113,058)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in securities	(40,533)
Increase in fixed assets	(4,503)
NET CASH USED IN INVESTING ACTIVITIES	(45,036)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(197,500)
NET CASH USED IN FINANCING ACTIVITIES	(197,500)
NET DECREASE IN CASH	(355,594)
CASH AND CASH EQUIVALENTS DECEMBER 31, 2012	482,393
CASH AND CASH EQUIVALENTS DECEMBER 31, 2013	$ 126,799

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

(1) Organization and Operation

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

(2) Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Accounts receivable and accrued revenue are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $147,063 at December 31, 2013.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company accounts for all of its financial instruments at fair value. The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Realized gains and losses are reflected in the statement of income as are unrealized gains and losses which represent the change in fair value during the reporting period.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2013, the Company had net capital of approximately $60,755 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(5) Lease Commitments

The Company's sublease was set to expire on March 30, 2012. A new lease agreement was entered into with Oberon Management LLC (an affiliated entity) effective April 10, 2012, the terms of which call for monthly rental payments over the next ten years (see Note 8). All rental payments shall be made by Oberon Securities, LLC. Minimum future rental payments to be paid on this non-cancelable lease effective May 1, 2012 for each of the next five years and thereafter are as follows:

Year Ended December 31, 2014	$ 258,433
December 31, 2015	263,849
December 31, 2016	269,386
December 31, 2017	289,601
December 31, 2018	302,994
Thereafter	1,056,384
	$2,440,647

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

(6) **Furniture and Equipment**

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 13,003	$ 8,947	$ 4,056
Equipment	17,751	17,751	-
	$30,754	$26,698	$4,056

Depreciation expense for the year ended December 31, 2013 was $447 and is included in occupancy and equipment costs.

(7) **Income Taxes**

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2010, 2011, and 2012 tax returns are currently open for examination.

(8) **Related Party Transactions**

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the Company certain facilities and provide for performance of certain services.

(9) **Cash**

The Company maintains the bulk of its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2013, the Company does not have any uninsured cash balances.

(10) Contingencies

The Company has filed suit against one of its customers for breach of contract. Based upon the opinion of the Company's counsel, the suit could result in a settlement or award by the court in favor of the Company. At this time, however, no estimate can be made as to the time or the amount, if any, of ultimate recovery.

(11) Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, the date which the financial statements were available to be issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2013

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2013

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 358,570
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		358,570
Deductions and/or charges		
Non-allowable assets:		
Securities not readily marketable	$ 48,711	
Accounts receivable	211,152	
Prepaid expenses and other current assets	33,814	
Net furniture and equipment	4,056	297,733
Net capital before haircuts on securities positions		60,837
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		82
Net capital		$ 60,755

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 65,962
Total aggregate indebtedness	$ 65,962

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2013

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 68,393
Less: Accrued expense reduction to correctly record a reimbursement receivable as a current asset	(7,638)
Net capital per audited report	$ 60,755

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,397
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 55,755
Excess net capital at 1000%	$ 54,159
Ratio: Aggregate indebtedness to net capital	108.57%

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2013

SCHEDULE II

Oberon Securities, LLC is exempt from the provisions of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2013

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

To the Member of
Oberon Securities, LLC

In planning and performing our audit of the financial statements of Oberon Securities, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 24, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of contracted employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 24, 2014 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 24, 2014

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Oberon Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Oberon Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 24, 2014

OBERON SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS -
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	
Income from fees	$ 1,163,451
Unrealized gain on investments	21,133
Total revenues (FOCUS Line 12/Part IIA Line 9)	1,184,584
Deductions	
Net gain from securities in investment accounts	21,133
Total deductions	21,133
SIPC net operating revenues	$ 1,163,451
SIPC general assessment at .0025	$ 2,909
Less: Payments	(1,335)
Assessment balance due	$ 1,574